# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vast Renewables Limited, CIK 0001964630
CUSIP: Q9379E105
Title of class of securities: Ordinary Shares, without par value
Address of issuer's principal executive offices: Suite 7.02, 124 Walker Street, North Sydney, NSW, Australia (C3), 2060
Date of event which requires filing of this statement: 12/18/2024
Amends the filing with accession number 0001104659-24-010593
Filed by CIK 0002010216
Persons authorized to receive notices and communications: Colin R. Sussman, 226-230 Liverpool Street, Darlinghurst, NSW, Australia (C3), 2010, 61293259000; Joel Rennie Elliott Smith, White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, 2128198200

## Reporting persons
- AgCentral Energy Pty Ltd (CIK 0002010216): type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); source of funds: working capital (WC); sole voting power 0; shared voting power 17,043,624; sole dispositive power 0; shared dispositive power 15,542,191; aggregate amount beneficially owned 17,043,624 (56.9% of the class)
- Igino Pty Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,043,624; sole dispositive power 0; shared dispositive power 15,542,191; aggregate amount beneficially owned 17,043,624 (56.9% of the class)
- John Igino Kahlbetzer: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 17,043,624; sole dispositive power 0; shared dispositive power 15,542,191; aggregate amount beneficially owned 17,043,624 (56.9% of the class)
- Colin Raymond Sussman: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,043,624; sole dispositive power 0; shared dispositive power 15,542,191; aggregate amount beneficially owned 17,043,624 (56.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, without par value
Name of issuer: Vast Renewables Limited
Address of issuer's principal executive offices: Suite 7.02, 124 Walker Street, North Sydney, NSW, Australia (C3), 2060
Comment:
Explanatory Note

This Amendment No. 5 to Schedule 13D (this "Fifth Amendment") filed by AgCentral, Igino Pty, Mr. Kahlbetzer and Mr. Sussman (collectively, the "Reporting Persons") amends the report on Schedule 13D filed on February 5, 2024 (the "Original 13D" as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 12, 2024 (the "First Amendment"), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on November 25, 2024 (the "Second Amendment"), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 27, 2024 (the "Third Amendment") and Amendment No. 4 to Schedule 13D filed by the Reporting Persons on December 16, 2024 (the "Fourth Amendment," and the Original 13D, as amended by the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment, the "Schedule 13D")) by the Reporting Persons, with respect to the ordinary shares, no par value ("Ordinary Shares"), of Vast Renewables Limited, an Australian public company limited by shares (f/k/a Vast Solar Pty Ltd, an Australian proprietary company limited by shares) (the "Issuer").

Capitalized terms used and not otherwise defined in this Fifth Amendment have the meanings ascribed to them in the Schedule 13D. Except as expressly amended and supplemented by this Fifth Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

AgCentral has sold an aggregate of 2,208,327 Ordinary Shares between December 16, 2024 and December 20, 2024, such sales having exceeded 1% of the total outstanding Ordinary Shares on December 18, 2024.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the respective cover pages of this Fourth Amendment and the information set forth or incorporated in Items 2 and 3 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5. As of the date of this filing, AgCentral is the record owner of 15,542,191 Ordinary Shares. In addition, AgCentral shares voting power over 1,501,433 Ordinary Shares held by MEP Participants pursuant to the voting agreement in the MEP De-SPAC Side Deed. Accordingly, the Reporting Persons are, or may be, deemed to beneficially own an aggregate of 17,043,624 Ordinary Shares, representing approximately 56.9% of the Ordinary Shares outstanding based on 29,973,504 Ordinary Shares outstanding as of November 1, 2024, as reported in the Registration Statement (File No. 333-277574) filed with the SEC on November 7, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing, AgCentral is the record owner of 15,542,191 Ordinary Shares. In addition, AgCentral shares voting power over 1,501,433 Ordinary Shares held by MEP Participants pursuant to the voting agreement in the MEP De-SPAC Side Deed. Accordingly, the Reporting Persons are, or may be, deemed to beneficially own an aggregate of 17,043,624 Ordinary Shares, representing approximately 56.9% of the Ordinary Shares outstanding based on 29,973,504 Ordinary Shares outstanding as of November 1, 2024, as reported in the Registration Statement (File No. 333-277574) filed with the SEC on November 7, 2024.
Transactions in the class effected during the past sixty days: Subsequent to the sales reported in the Fourth Amendment, the Reporting Persons sold an aggregate of 2,208,327 Ordinary Shares in open market transactions on the Nasdaq Stock Market. Details by date, number of ordinary shares sold and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of securities sold at each separate price. December 16, 2024: 36,900 Ordinary Shares; $1.31 weighted average price per share. December 17, 2024: 10,522 Ordinary Shares; $1.31 weighted average price per share. December 18, 2024: 309,207 Ordinary Shares; $2.17 weighted average price per share. December 18, 2024: 1,506,338 Ordinary Shares; $2.24 weighted average price per share. December 19, 2024: 250,360 Ordinary Shares; $1.36 weighted average price per share. December 20, 2024: 95,000 Ordinary Shares; $1.31 weighted average price per share.
Other persons with the right to receive dividends or sale proceeds: Under the MEP De-SPAC Side Deed, the MEP Participants granted to AgCentral a proxy to vote (i) 100% of their Ordinary Shares for a period of two years following the Merger Effective Date, (ii) 66.7% of their Ordinary Shares for a period of three years following the Merger Effective Date and (iii) 33.3% of their Ordinary Shares for a period of four years following the Merger Effective Date, provided that, on the date that was six months following the Merger Effective Date, each MEP Participant was permitted, with 10 business days' prior written notice to the Issuer elect to dispose of $350,000 worth of such MEP Participant's Ordinary Shares, subject to a limit of $2,000,000, in the aggregate, of dispositions by all MEP Participants thereunder and any Ordinary Shares so disposed would be released from the voting arrangement described herein. On June 18, 2024, an aggregate of 800,000 Ordinary Shares held by such MEP Participants were so released. As such, the Reporting Persons are deemed to beneficially own 1,501,433 Ordinary Shares, which excludes 314,342 Earnout Shares issuable upon the occurrence of the Triggering Events, held by the MEP Participants. However, the MEP Participants have the right to direct the receipt of dividends from, or the proceeds from the sale of, their Ordinary Shares, in accordance with the terms and limitations of the MEP De-SPAC Side Deed.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- AgCentral Energy Pty Ltd: /s/ Colin R. Sussman, Colin R. Sussman/Director (12/23/2024)
- Igino Pty Ltd: /s/ Colin R. Sussman, Colin R. Sussman/Director (12/23/2024)
- John Igino Kahlbetzer: /s/ John I. Kahlbetzer, John I. Kahlbetzer (12/23/2024)
- Colin Raymond Sussman: /s/ Colin R. Sussman, Colin R. Sussman (12/23/2024)